AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED JUNE 3, 2013,
TO THE PROSPECTUS, DATED APRIL 27, 2012

Monthly Pricing Supplement
(unaudited)

On June 3, 2013, our net asset value (“NAV”) per institutional share is $9.940 and our NAV per retail share is $10.060.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of May 1, 2013:	$12,937,852.69

Net Assets as of June 3, 2013:
Real Estate Properties, at Fair Value	$30,245,163.38
Non-Real Estate Assets (1)
Cash and Cash Equivalents	515,924.15
Subscriptions Receivable	7,320.66
Prepaid Organizational and Other Costs	4,791,527.46
Total Net Assets	35,559,935.65
Liabilities
Financing	17,560,313.99
Deferred Revenue	111,187.28
Redemptions Payable	-
Other Liabilities (1)	3,428,784.63
Total liabilities	21,100,285.90
Net Asset Value	$14,459,649.75

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

www.arcdailynav.com - 1.866.532.4743

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
May 2, 2013	$9.939	$10.050
May 3, 2013	$9.939	$10.050
May 6, 2013	$9.939	$10.051
May 7, 2013	$9.939	$10.051
May 8, 2013	$9.940	$10.051
May 9, 2013	$9.940	$10.052
May 10, 2013	$9.940	$10.052
May 13, 2013	$9.940	$10.052
May 14, 2013	$9.940	$10.053
May 15, 2013	$9.940	$10.053
May 16, 2013	$9.940	$10.053
May 17, 2013	$9.940	$10.053
May 20, 2013	$9.940	$10.053
May 21, 2013	$9.940	$10.053
May 22, 2013	$9.940	$10.054
May 23, 2013	$9.940	$10.054
May 24, 2013	$9.940	$10.054
May 28, 2013	$9.940	$10.055
May 29, 2013	$9.940	$10.055
May 30, 2013	$9.940	$10.055
May 31, 2013	$9.940	$10.055
June 3, 2013	$9.940	$10.060

www.arcdailynav.com - 1.866.532.4743

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition. As of June 3, 2013 the valuation of $30.2 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $28.5 million, representing an increase of approximately $1.7 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Carlisle, IA – Retail	Phoenix, AZ – Retail	Gloster, MS – Retail	Alorton, IL – Retail	Kansas, OK – Retail	Woodville, MS – Retail	Chili, NY – Industrial	Temple, TX – Retail	Converse, TX – Retail	Weighted Average Basis
Overall Cap Rate	7.25%	7.25%	8.75%	8.25%	8.75%	8.75%	7.50%	7.50%	(1)	7.61%
Direct Cap Value	$1,230,000	$2,090,000	$780,000	$1,000,000	$1,030,000	$790,000	$21,150,000	$1,100,000	$1,075,000

(1)     Newly acquired property valued at cost basis.

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted-average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of June 3, 2013 by approximately 3.25%. This is only a mathematical illustration and is not intended to qualify the values reflected above.

www.arcdailynav.com - 1.866.532.4743